

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 27, 2023

Jay Jackson
President and Chief Executive Officer
Abacus Life, Inc.
2101 Park Center Drive,
Suite 170,
Orlando, FL 32835

      Re: Abacus Life, Inc.
           Amendment No. 1 to Registration Statement on Form S-1
           Filed September 15, 2023
           File No. 333-273411

Dear Jay Jackson:

      We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1/A filed September 15, 2023

Prospectus Summary, page 6

1.   We note that the projected revenues for 2023 were $71 million, as set forth in the unaudited prospective financial information management prepared and provided to the Board, the company's financial advisors and East Resources Acquisition in connection with the evaluation of the Business Combination. We also note that your actual revenues for the fiscal period ended on June 30, 2023, was approximately $ 21.6 million. Similarly, the projected origination volume for 2023 showed an increase in originations of 24% year over year, whereas your originations have only grown 4% over the most recent quarter, and actually declined over the longer six-month period. Please update your disclosure in Liquidity and Capital Resources, and elsewhere, to provide updated information about the

company's financial position and further risks to the business operations and liquidity in light of these circumstances. Investors should be able to understand the factors that impacted the company's ability to meet the financial and performance projections provided in support of the business combination, and to better understand the company's current prospects.

Risk Factors

Life settlements in which we invest are not currently registered under the federal securities laws, page 17

2.   This risk factor appears to address two separate risks related to any determination that the sale of life settlement products involves the sale of a security. The first risk is the impact of your need to comply with registration (or make sales subject to an exemption). It also implies that you may need to consider possible liability for any unregistered sales of securities made prior to a determination. The second risk is the possibility that you may become an investment company, or will need to change your business model to avoid investment company status. Revise your disclosure to address these two risks under separate headings or sub headings.

3.   Please tell us, with a view towards revised disclosure in the risk factor and business sections, whether you have had to adjust your business practices for any sales activities conducted in areas overseen by the Eleventh and Fifth Circuits. To the extent that you have made changes, discuss any impact on your costs related to the sale of products in those regions.

Principal Security Holders, page 105

4.   We note your disclosure that, among other transactions, many of your insiders appear to also be beneficiaries to the Abacus Investment SPV. However, we are not able to find disclosure responsive to Item 404 of Regulation S-K, including the identity of individuals who are engaged in related party transactions with Abacus. Please revise your disclosure to provide Item 404 disclosure for each related party transaction that occurred during the last fiscal year, or is expected to occur, or provide us your analysis as to why the disclosure is not required.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Aisha Adegbuyi at 202-551-8754 or Christian Windsor at 202-551-3419 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Tom Bohac, Esq.